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                                                                 Exhibit (e)(16)

What this journal is about

         After a year of study and analysis, the United States Government has brought its lawsuit to block Oracle's unsolicited tender offer for PeopleSoft. More than a year ago, on June 6, 2003, the press reported that Larry Ellison intended to buy PeopleSoft, shut down its product line, and fire thousands of its employees. The Government said "no" and has brought a lawsuit in San Francisco to block Ellison's plan as a violation of the antitrust laws.

The trial began in San Francisco on June 7 before Federal District Judge Vaughn Walker. The trial will continue Monday through Friday for the next several weeks. The press has been doing a great job of covering the event, but sometimes it is difficult for somebody who is not a lawyer to separate what is really going on in the trial from Oracle's lawyer's "spin" -- how Oracle's lawyers characterize the evidence.

         For example, CNET News reported that in his opening statement to the Court, Oracle's lawyer, Dan Wall, claimed that:

         The government bent over backward to describe a market that would suffer from the merger.

Many of the media reported how Dan belittled and ridiculed the Government's market definition and its complaint that competition would suffer.

         But everyone seems to have forgotten what Dan told THE CHRONICLE on October 3, 2003 about Oracle's plan to acquire PeopleSoft before he was representing Oracle in Court:

         "It's not at all surprising that the staff would be preparing for litigation given the possible market dominance that a combined Oracle and

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         PeopleSoft would have," said Wall, a San Francisco attorney with
         Latham & Watkins. "The real question is, if that's what the staff's recommendation is, will it get through the front office?"


         Odd as it may seem, PeopleSoft is not technically a "party" in the lawsuit. PeopleSoft can't put on its own witnesses or make arguments about Oracle's plans to the Court. The Government is suing Oracle to protect customers from being exploited by Oracle, not to protect PeopleSoft. PeopleSoft doesn't really have a direct role in the trial. So PeopleSoft asked me to write this journal to give a little more detail about the evidence than the press can provide, and to offer my viewpoints (from a lawyer's perspective), as to what is going on in the case.

         I certainly can't say my viewpoint is neutral - as counsel for PeopleSoft, I am looking at this from PeopleSoft's perspective. But for those who want to follow the trial, perhaps I can give some balance to Oracle's artful spin.

I'll try to update this journal several times as the trial moves forward. I will quote from the testimony of witnesses and try to put that evidence into the context of the record that each side is trying to create.

The Trial Briefs

         Each side started the case by giving the judge a 40-page statement of its position -- what it claims it will prove with admissible evidence. After reading the statements, the judge praised both sides for doing a good job laying out their respective positions. In trying to keep score as the trial progresses, you have to line up what each witness says against the overall representation each party made about what it will prove.

         The Government's case is straightforward with only four main points:
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         1. There are a group of large enterprises with complex software requirements that have three vendor choices for core human resources and financial "back office" software. These choices are PeopleSoft, Oracle and SAP. Sometimes a customer might have only PeopleSoft and Oracle as good choices, because of limitations or relative emphasis of the SAP product offering. There is fierce competition between Oracle and PeopleSoft and customers benefit significantly from that competition.

         2. There are other customers, beyond this group of large customers with complex requirements, that probably have more than three choices -- Lawson, AMS, or even Microsoft, for example, in addition to Oracle, SAP and PeopleSoft. But such customers, primarily in the mid-market, are beside the point, because the case is about the complex customers that only have two or three choices.

         3. When one of these vendors -- Oracle, PeopleSoft and SAP -- is going to make a price quote to get the business of a potential customer, it knows from all of its "due diligence" exactly who it is competing against and whether the customer only has three choices, or more than three choices. It can therefore "price discriminate" -- that is, it can charge a lower price to a customer when it is facing more competition, and a higher price to a different customer when there is less competition.

         4. It would take many years and "boatloads" of money for a vendor that does not currently sell to the top group of complex customers to develop the software and establish the reputation necessary to be a real competitor for the business of those complex customers. In legal terms, we say that "barriers to entry are high."

         Two sentences in the Government's Trial Brief capture its position:

         Oracle seeks to acquire market share and an ongoing revenue stream without competing for it, while concurrently decimating its chief competitor ...

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       [E]ven if the transaction is stopped, the effect of Oracle's prolonged and unwelcome assault on PeopleSoft will be to slow PeopleSoft's growth, to the primary benefit of Oracle.

The Government says it will prove its case primarily from the testimony of affected customers and from others in the industry like large integrators and consulting firms. The Government also relies heavily on admissions by Oracle executives, which the Government presents in the form of video clips of deposition testimony.

         Oracle's case is harder to lay out, because it is built mostly around technical legal arguments which are claimed in the alternative. Basically, Oracle is arguing that the Government hasn't defined the affected market precisely enough for legal requirements and, alternatively, that the damaged customers have other choices. Maybe they could use Lawson, or Microsoft, or an "outsourcing" service. And if you don't believe any of that, and you conclude that the merger will really raise prices and reduce innovation, then Oracle argues that its proposed acquisition of PeopleSoft will really enhance competition overall. And if you don't believe that, the dynamism of the software industry will render all of this irrelevant anyway, claims Oracle.

         It is not clear from the Oracle Trial Brief how it intends to prove its case. It has very few customers on its witness lists, so most of its assertions will be put into evidence through the testimony of paid "experts" and consultants.

         One thing to keep an eye on is the burden of proof -- who has the burden to prove which aspects of the case. Basically, the Government has to prove the proposed acquisition will harm competition either (and this is important) by "inference" from evidence of a concentrated, properly defined market, or by "direct proof" that a merger will result in higher prices to a significant group of customers. The Government can

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show either one -- it does not have to define a market if it has direct proof of customer injury.

         If the Government shows this, Oracle will have the burden to prove that some new entrant like Microsoft will come into the market and eliminate these anticompetitive effects. Oracle witnesses can't just speculate that a company "might" enter; Oracle must show that new entry is "timely, likely and sufficient" to restore competition. Or Oracle can show there are benefits from the merger ("economic efficiencies", not just cost savings) that outweigh the anticompetitive effects that the merger will cause. But it is Oracle's burden to actually prove these contentions.

Trial Day 1: June 7, 2004

         Both sides made opening statements. The Government's attorney, Claude Scott, was peppered with questions from the judge. The judge is a distinguished-looking, grey-haired man, with quite an imposing demeanor. He sits on a raised platform behind a desk, high above the rest of the courtroom. Occasionally he stands just to stretch and when he does, his presence is quite imposing, towering over the courtroom. He tends to ask questions in a very no-nonsense way, which I think some of the press sometimes misinterprets as hostility.

         All of the judge's questions to Claude were right on the money -- the very same questions any antitrust lawyer would have. The judge wanted to know, for example, why the Government pled a market limited to the United States, as opposed to looking at the effects of the deal on worldwide commerce. Claude had answers for all of the judge's questions and he did one of the most difficult things a lawyer has to do -- answering the judge's questions while at the same time continuing through his presentation.
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         Throughout his presentation, Claude reiterated the familiar elements of the DOJ's case (only three competitors, difficult new entry, etc.). Claude also emphasized the evidence the Government would present by witness testimony, and he played videotape of some telling admissions by Oracle executives. Oracle Chairman Henley, for example, admitted that there are three markets (up market, mid-market, and small enterprise), even though Oracle's lawyer was denying that very same fact.

         Dan Wall then opened for Oracle. His focus was legal theory rather than evidence. He spent a lot of time on a legal theory the Government is not claiming (so-called "collusive effects") and then argued that the Government cannot prove all of the elements of what is called a "unilateral effects" theory. Frankly, I think it was difficult for lay people to understand much of what Dan was arguing. He did score some points with the press, though, by claiming the Government was conducting a "trial by vignette" and that the Government's market definition was imprecise and artificial.

         Dan is a very good speaker, but it is not clear what impact his long opening had on the judge. After all, the judge had earlier said that he wanted to hear the testimony of witnesses as opposed to the technical arguments of lawyers, and Dan's opening focused on the latter.

         In any event, during his opening statement, Dan revealed that Microsoft previously had talks about acquiring SAP. In fact, since Microsoft knew that Oracle was going to disclose this fact (that Oracle learned in the discovery process), Microsoft had put out a press release to this effect just before the trial began. This news created quite a buzz and was certainly a good tactical move by Oracle's counsel. The resulting press

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coverage of Microsoft made reporters forget entirely about how thin Oracle's case is when it comes to evidence, and the Microsoft story dominated the first-day airwaves.

         Oracle has suggested that the discussions between Microsoft and SAP strongly supported its contentions that Microsoft wanted to enter the upmarket for business application software. On the other hand, the Government countered, in my opinion more convincingly, that such discussions were evidence of the difficulty that Microsoft would have entering that market by itself.

         After Dan finished, the Government started its case. In a real stunner, the first two Government witnesses were ORACLE customers: Cox Communications and CH2M/Hill, a worldwide engineering company. We had all assumed the Government would be able to get PeopleSoft customers to testify against the deal. After all, PeopleSoft customers are concerned that they might be forced to convert to Oracle if the deal went ahead, at a cost of millions, or even tens of millions of dollars. But we had not expected that Oracle customers would be willing to testify against the deal, given that Oracle customers would be exposed to retaliation from Oracle, whether the Government won the trial or not. But there were Oracle customers parading across the witness stand, one after the other.

         The witness from Cox explained that his company only had three choices for the replacement of its JD Edwards financial software -- only SAP, Oracle and PeopleSoft had a proven track record with similarly sized companies in the industry. The Cox witness went on to explain:

         [W]e've just come through a process where we had three companies that were technically capable of meeting our requirements, [and] where we


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         thought we had two companies [PeopleSoft and Oracle] that offered really good alternatives to Cox because of the various relationships we had with them. So if this were to go forward, we think there would be one company left. If that were to occur, we can conceive of several things that would occur that would not be in Cox's best interests.

         On cross-examination, Oracle tried with only modest success to establish a number of relatively minor points: that Cox kept certain information from PeopleSoft and Oracle during the procurement process, that Cox intended from the beginning that the competition would be between PeopleSoft and Oracle with SAP excluded, that the aggressive bidding by PeopleSoft had no impact on Oracle's pricing (a bizarre suggestion by Oracle's lawyer, as far as I am concerned), and that Cox considered sticking with the old system it had for some period of time, rather than making a procurement.

         The latter is the so-called the "do nothing" approach. Oracle appears to be arguing that if, after acquiring PeopleSoft, Oracle tries to raise prices, customers can just stick with what they have and not make new purchases. This has got to be one of the strangest antitrust defenses I have ever heard.

         Generally in antitrust law, if a group of customers would make a purchase but the price is too high because of illegal reasons (like a price-fixing agreement or an anticompetitive merger), we say that the customers have been "injured" for antitrust purposes. "Injured" customers mean that the activity that caused the injury (here, the alleged illegal acquisition) should be stopped by the Government. But in this case, Oracle is saying that an "injured" customer has the option of just using an antiquated system instead of buying a new one when Oracle raises prices post-acquisition, and Oracle should therefore be allowed to go forward with the acquisition.

         Of course, any consumer can just stick with what he has. If airlines illegally raise prices, you could always walk or take the bus. But I have never heard of a defendant arguing that a deal should go through even though customers will be injured, just because those customers won't go out of business altogether. Anyway, the Cox witness admitted that his company had considered doing nothing.

         The second witness was CH2M/Hill. This company is a customer of Oracle for both financial and human resources software, and like the Cox witness, this witness explained that SAP's product (human resources in this case) was not really a viable alternative because it did not integrate well with the Oracle financial products that the customer already had -- only PeopleSoft and Oracle products would do that. The witness also explained that PeopleSoft's products were better on human resources functionality, but Oracle won the customer's account by cutting price -- powerful testimony in an antitrust case. The best that Oracle could get from this witness on cross was that the market for software is dynamic.

Trial Day 2:  June 8, 2004

         The only witness of the day was Rick Bergquist, PeopleSoft's Chief Technology Officer. After the stunning testimony of Oracle customers, the DOJ used Rick to provide a framework for the testimony that the judge had just heard, and the testimony he will hear for the next week and a half. Rick explained in great detail why only PeopleSoft, Oracle and SAP can compete across the board for upmarket customers and why barriers to entry into the upmarket are so high. He explained, for example, why Lawson was seen occasionally in bidding to customers who are large in size -- because there are some customers, while large, do not have complex software needs.

         Oracle's cross-examination was done by Dan Wall. It was much shorter than anticipated. Basically, I think Dan was trying to show that the dividing line between the upmarket and the mid-market is fuzzy. On separate points, Rick volunteered that AMS was a competitor for some government accounts, (not corporate accounts), but he had no knowledge of deals lost by PeopleSoft to Lawson.

         Eventually, Dan just rattled through a series of customer names, trying to get Rick to state if he knew whether Lawson had been a competitor for each, but Dan was forced to move on when the judge said, "This is not a deposition, Mr. Wall." Dan then brought up PeopleSoft's "How to Beat Lawson" and "How to Beat SAP" guides, read the descriptions of some of the profile customers, and asked Rick if those customers sounded like "high-function" customers. Rick responded in a straightforward manner, patiently explaining that he needed to know more about the customer's needs to make those judgments. On redirect, the DOJ took Rick through other portions of the "How to Beat" guides not mentioned by Oracle, such as the section making clear that PeopleSoft views Lawson as a mid-market company.

         Next, the DOJ showed a lengthy video of excerpts from the deposition of Keith Block, Executive Vice President of Sales at Oracle. The DOJ used the Block admissions to educate the judge on the sales process, including the differentiation among Oracle, SAP and PeopleSoft products, and the vendor's ability to price discriminate among customers, based on what suppliers learn about those customers' needs during the procurement process.

         Admissions by executives of the defendant is very powerful testimony in court. Nevertheless, in the hallway outside the courtroom during breaks, Oracle's lawyers continued to take positions contrary to what their executives had admitted under oath. Occasionally, the press has quoted the Oracle lawyers, apparently forgetting that the Oracle executives have already agreed with the Government's position.

          At the end of the day, there was a hearing on confidentiality issues. Although the question of confidentiality does not go to the merits of the case, the confidentiality arguments have attracted a great deal of media attention, and Oracle is using this confidentiality issue to try to get an advantage in the trial.

          Basically, there are a large number of big companies that are scheduled to testify in the case, and while they are willing for the judge to see their confidential information, they want some of the information kept out of the public record, so competitors can't get that information -- information like future technology plans, or details about contracts which are in negotiation but not yet announced. The judge understandably feels strongly that as much of the trial as possible should be opened to the public. He has repeatedly expressed his concern that companies are designating too many materials as "highly confidential" when he feels that at least some of the information should be available to the public.

          I have to hand it to Oracle on this one. They clearly knew what "buttons to push" with the media better than the DOJ did. While on one hand forcing Claude Scott to keep from public view certain Oracle admissions that were played for the Court in the opening statement, Oracle nevertheless has taken the position that competitors' information should be available to the public. Oracle is hoping for two things: (1) that requirements of public disclosure will curtail the evidence the Government can put into the record; and


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(2) that third parties may try to avoid testifying entirely because the fear that their confidential information will be disclosed. Oracle has certainly excited the media and several media outlets have now hired a lawyer to try to get the whole record open to the public. That motion to unseal the trial record will be heard during the coming week.


Trial Day 3: June 9, 2004

         Nancy Thomas of IBM's Business Consulting Services was the first DOJ witness. Thomas runs the IBM financial management services group and her direct testimony was restricted to financial software. In response to a series of questions regarding software vendors which could provide financial management software that can support large, global, complex requirements such as reporting for companies with multiple legal entities and multiple lines of business, Thomas repeatedly answered: "Oracle, PeopleSoft and SAP." Thomas' own internal documents, prepared long before this litigation, were placed on the video screen in open court and directly supported what she said -- Oracle, PeopleSoft and SAP accounted for almost 100% of her company's financial management consulting business for complex, upmarket customers.

         On cross-examination, Oracle tried to establish that IBM was biased. Thomas readily admitted that IBM had taken a public position that the proposed Oracle acquisition would be bad for the industry and that IBM would lose a lot of money in consulting fees if the deal went through. Oracle also asked about a single human resources consulting engagement that IBM had with Lawson for the State of Arizona, but

Thomas replied she was not aware of that engagement because it was outside the financials area.

         Out in the hall after the examination, Oracle claimed a great victory, asserting that IBM's deal with the State of Arizona using Lawson software would certainly be within the Government's market definition. Many media reported Dan Wall's claims in this regard. Very few media pointed out that Thomas' own internal documents supported her position, and no media reports that I saw noted that the Lawson deal represented a single instance of Lawson participation among the scores if not hundreds of deals IBM customers that were restricted to only Oracle, SAP and PeopleSoft. I guess sometimes it is just hard for non-lawyers to keep the cross-examination within the perspective of the direct examination.

         The next witness was Laurette Bradley, a Senior Vice President for Information Technology at Verizon. Verizon is a PeopleSoft customer currently in the middle of considering the acquisition of additional PeopleSoft products. Frankly, the Verizon witness did a much better job of explaining the harm that will flow from Oracle's plans than I ever have:

           We believe that maintenance costs would go up as quality goes down. The reason why we think that quality would go down is because Oracle, it's our belief, is not interested in that [the PeopleSoft] code base.

         The Verizon witness repeatedly cited Oracle's public statements regarding its intention to discontinue PeopleSoft's applications if it succeeded in acquiring the company.

         The Verizon witness also testified specifically about the benefit of having three competitors instead of two:

         [W]e have seen in many technology markets and many technology negotiations that when the number of competitors is two, it's just a less vibrant market.

         On cross-examination, Oracle attempted to show that because Verizon is a large sophisticated company, it would be able to continue to negotiate effectively against Oracle even if Oracle were Verizon's only vendor. This argument by Oracle strikes me as preposterous. Again, Oracle is arguing that although customers might be injured by the acquisition, the fact that they are not completely devastated aids the Oracle case in some way. It is difficult to imagine how any rational person could claim that a customer could just as effectively negotiate against a vendor when the customer has no other satisfactory alternatives other than the vendor providing the software. The Verizon witness made this point crystal clear on cross-examination, explaining that "points of influence are only points of influence in a competitive market." Although Verizon might have two options if Oracle succeeds -- Oracle and SAP -- both were "unpalatable" because each involved a migration: "You can tell me that I have two loathsome options, and I won't be happier because I have two."

         Some of the media stories pejoratively characterize the Verizon testimony, claiming that the Verizon witness "fretted" over her remaining options post-merger. Perhaps these reporters might consider how much leverage they would have in a negotiation to buy an automobile if there were only one car company. Some large car rental agency might have better leverage against the single car maker, but obviously no one is going to get as good a deal as if there is competition in the market for making cars.

         Next, the DOJ played a short video of excerpts from its deposition of Paul Ciandrini, Oracle's Senior Vice President of North American Application Sales.

Ciandrini admitted under examination that Oracle knows who its competition is, that different customers have distinct vendor preferences, and that PeopleSoft and Oracle aggressively compete on price. His most telling admissions dealt with direct PeopleSoft competition for the business of Hallmark Cards. In particular, he testified in great detail that although Oracle won that bid and Hallmark is now a Oracle customer, PeopleSoft's aggressive bidding saved the customer many tens of millions of dollars. Yet another Oracle customer who gains benefit from the strong competitive presence of an independent PeopleSoft.

          The last witness of the day was a Senior Vice President of Neiman Marcus Group, a company that recently purchased Oracle human resources and financial management licenses to replace its inefficient, non-integrated, decades-old legacy system. The Neiman Marcus testimony was unequivocal:

          As I look at the space involved in software for large companies, financial and HR in particular, I see there's three main competitors based on our analysis of -- in both areas. This would be SAP, PeopleSoft and Oracle.

The Neiman Marcus witness said his company chose Oracle's HR over PeopleSoft's products largely because Oracle offered dramatic discounts in the face of PeopleSoft's competition. The witness explained that his company had excluded SAP from consideration because of its lack of presence in retail and his impression of it as an extremely expensive solution.

         On cross-examination, Oracle tried to establish that Neiman Marcus should have consulted with Lawson, naming several retail Lawson customers. This is a rather strange tact on cross-examination -- Oracle claiming that its own customers should have opted for vendors that the customers themselves do not consider to be viable. Oracle tried to establish that numerous options existed -- retaining the legacy system, outsourcing, and even the possibility that SAP might someday have a product targeted at retail, even though it was not a desirable vendor at this point. The Neiman Marcus witness was reluctant to agree to any of these points, repeating that Neiman Marcus did not consider those as viable options.

         At the end of three days of trial, the Government succeeded in putting on evidence of five significant customers, four of which -- to everyone's surprise -- were Oracle rather than PeopleSoft customers. Each of these companies unequivocally testified that at most, they viewed themselves as having three viable choices, and most of them said that as a realistic matter, only PeopleSoft and Oracle satisfied their needs. They each testified in substantial detail how the vigorous competition between PeopleSoft and Oracle directly resulted in lower prices to them. And they each maintained steadfastly in the face of cross-examination that Oracle's proposed acquisition would result in a diminution in price and in innovation competition and damage the industry overall.

         Oracle spent three days in the embarrassing position of cross-examining its own customers and trying to point out that these customers did not know what they were talking about. Clearly, the customers were trying to avoid a post-acquisition situation in which they would become totally dependent on Oracle, without the benefits of competition from PeopleSoft. In an antitrust trial, this is about as powerful as the evidence gets -- even the acquiring company's customers think the proposed acquisition will be bad for them. Oracle's cross-examinations succeeded only in establishing "could haves" and "might haves." A customer "could have considered Lawson" but thought it was a bad idea to do so. Another customer "might have" waited for SAP to enter the market with a better product, but did not want to be placed at the mercy of such a contingency.

Trial Day 4: June 10, 2004

         Richard Allen, formerly Chief Financial Officer for JD Edwards, was the first DOJ witness. The gist of Allen's testimony was that JD Edwards was the strongest mid-market competitor, but when that company tried to enter the upmarket, it spent a decade of effort and a billion dollars and was wholly unsuccessful. The company even went so far as to call in the McKinsey consulting firm to analyze what went wrong, and McKinsey advised JD Edwards to drop its effort to enter the upmarket and return to its core competency in the mid-market.

         I must admit that when the Government first told me that they intended to put Rick Allen on the stand, I was unsure. He was going to have to explain the difference between the mid-market and the upmarket in terms of what his company failed to do. But it turns out I was wrong -- in my opinion, Rick was the most powerful spokesman for the Government's viewpoint of all of the witnesses that have been presented. The media gave him credit for clearly endorsing the Government's case. Rick explained the differences in buyer characteristics between the mid-market and the upmarket and how JD Edwards might have some large customers to which Edwards could sell mid-market product because such a customer, although large, did not have complex application software requirements.

         The cross-examination was particularly ineffective. Indeed, Rick scored even more points for the Government's case. He showed how the McKinsey documents, prepared long before this case ever started, clearly established a line between the mid-market and the upmarket, based on the organizational traits and buying characteristics of customers. He explained in great detail with reference to those documents why the upmarket constituted an enormous opportunity, in excess of a billion dollar opportunity, but an opportunity that mid-market players could not penetrate. He demolished Oracle's repeated argument that the upmarket is saturated with few new customer prospects, pointing out that the only aspect of saturation present in the upmarket is the fact that the three established competitors totally dominate the landscape.

         The judge seemed particularly interested in Rick's testimony. At the conclusion of the cross-examination, the judge himself began to ask Rick questions and continued for the next 20 minutes or so. Rick conversed directly with the judge, explaining JD Edwards' definition of the market and the Edwards' sales strategy. He explained that while it was somewhat easier for an upmarket vendor to begin selling in the mid-market, it had been impossible for JD Edwards to go from the mid-market to the upmarket. All in all, at the end of Rick's testimony, it was clear that the judge understood the facts surrounding the Government's case. Those facts will continue to be reinforced by additional witnesses in additional vertical market segments. What is not known yet is how the judge will view those facts in light of his antitrust analysis. But the record is clear that Oracle's argument that there is no difference between the mid-market and the upmarket has been totally undermined.

         The final witness of the day was a Senior Vice President at BearingPoint, a competitor of IBM for consulting services in the industry. The BearingPoint witness explained, again in some detail, that there are three "clear players" in the marketplace for large companies with complex software needs Oracle, PeopleSoft and SAP, and only these three companies are able to meet the needs of BearingPoint's Tier I customers. When asked about Lawson and Hyperion, the witness said that while these companies were able to meet particular customers' needs in certain industries, niche products could not replace those of PeopleSoft, Oracle or SAP for upmarket customers. The Government was particularly effective in using BearingPoint's responses to the European Union's antitrust investigation to support the witness' testimony. The witness left no doubt that the vendors to the upmarket were only three: PeopleSoft, Oracle and SAP.

         A member of the media commented to me following the BearingPoint testimony that it seemed redundant. I explained that the BearingPoint testimony was indeed a replay of what IBM had already said, but Oracle had attacked the IBM witness on grounds of alleged bias toward PeopleSoft. BearingPoint, on the other hand, made it clear that it was not seeking to take sides and it had no stated public position on the proposed acquisition. Indeed, the company is engaged in alliances with both PeopleSoft and Oracle.

         The cross-examination by Oracle focused on the potential for entry into the market by other vendors, primarily Microsoft. The witness repeatedly offered his view that "Microsoft is coming" to the upmarket. Because this conflicted with the Government's statements in its Trial Brief, and was contrary to everything I had heard in the past year, I sought out a Microsoft lawyer in the courtroom to ask him about this testimony. "This guy does not know what he is talking about," said the Microsoft lawyer. Of course, a Microsoft witness will be testifying in the next few days, so this matter will be addressed on the record. It is important to remember that Oracle, not the Department of Justice, bears the burden of showing that entry will be "timely, likely and sufficient" before the judge can even consider this defense.

End of the First Week

         Using the Government's opening statement and Trial Brief as a template against which to compare its witnesses' testimony, it is clear to me that the Government has proven what is called "prima facie case" with regard to every major element that it addressed. It has shown through the testimony of Oracle customers and Oracle's own executives that there is an upmarket characterized by the complexity of the customers' software needs, that there are only three vendors for that market, that those vendors can price discriminate, and that it would take (in the words of Rick Allen) "many years and boatloads of money" for a company other than the three established vendors to begin to compete effectively in the upmarket.

         While the DOJ has had the upper hand in Court, Oracle has clearly scored most of the points with the press. A major wire service has reported, for example, that Oracle's case is stronger than originally thought because, according to this wire service, there appear to be more vendor choices than previously indicated. How this can be squared with the testimony of Oracle's own customers, none of which thought they had any viable alternative other than Oracle, PeopleSoft, and occasionally, SAP, is difficult to fathom. Give Oracle credit, they have made up for their deficiency in evidence by making some in the press imagine things that never occurred on the witness stand.

         The coming week will feature more customers, presumably saying much the same thing. One additional integrator will also testify. The customers' testimony, while identical in their basic conclusions, is not simply redundant. The Government is putting on representative witnesses from many different industries to show the effect in the market overall. Thus, in the first week of trial, we have heard Oracle customers from the retailing industry, the communications industry, the greeting card industry, and the engineering industry all complain about the anticompetitive effects of the proposed acquisition. One PeopleSoft customer, Verizon Communications, made the same point. In the coming week, we expect to see customers from car manufacturing, mining, financial services, and other industries make the very same points.


Trial Day 5: June 14, 2004

The first witness of the day was the "project management office specialist" of Nextel Communications. He testified that Nextel recently completed a major procurement of back office software. He explained that Nextel needed an integrated solution, otherwise the company would loose efficiency -- precisely what Larry Ellison said in his own testimony.

Nextel testified that, based on Big 5 consulting firm input, only Oracle, PeopleSoft, and SAP could meet Nextel's needs. And like many of the Government witnesses, the Nextel witness explained why SAP is not really as good a choice as the other two vendors. The witness also explained how price competition between Oracle and PeopleSoft resulted in a cheaper price to his company.

Most importantly, the Nextel witness emphasized that if Oracle acquired PeopleSoft, Nextel did not believe Oracle would continue to upgrade PeopleSoft products as vigorously as PeopleSoft had. Nextel would then have to consider migrating from PeopleSoft to Oracle products, which the witness said would cost Nextel "Tens and tens of millions of dollars."

On cross examination, the Oracle lawyer attempted to show through emails that Nextel purchased PeopleSoft products because PeopleSoft bought Nextel phones. That accusation turned out to be totally false when it revealed that the email that the Oracle lawyers were referring to said there is no such quid pro quo. Beyond the "quid pro quo" argument, Oracle offered nothing I viewed as relevant to rebut the testimony of the Nextel witness.

The next Government witness was the CIO of AIMCO, a large real estate investment trust that recently selected PeopleSoft human resources software to replace its old Lawson system. Like many of the other Government witnesses, the AIMCO CIO said Lawson lacked much of the functionality AIMCO needed.

One bit of new information came out in the AIMCO testimony: the witness explained that one of the factors that led AIMCO to make its purchase from PeopleSoft was the PeopleSoft "Customer Assurance Program." The documents shown to the witness and placed on the video screen in the Court revealed that if PeopleSoft were acquired, PeopleSoft or its successor company would be obligated to pay AIMCO three times the license price of the software, if the acquiring company did not provide adequate support (as explained in the contract).
This was the very concern the Nextel witness had just testified about.

On cross-examination, the best Oracle could come up with were minor inconsistencies between the witness's testimony and his deposition. Out in the hall, the Oracle lawyer was trying to claim that these minor points made a difference, but no one seemed to buy that argument.

The next witness was actually an ORACLE witness, Senior Vice President of Emerson Electric, an Oracle customer. Oracle claimed the Emerson witness was not available later in June, so Oracle got to put its witness on in the middle of the Government's case - which, as far as I can tell, could have been a ploy to gain tactical advantage.

Emerson is a very important witness to Oracle - one of its only customer witnesses. Oracle is trying to portray Emerson as a more representative upmarket customer than the many customers from a variety of industries put on by the Government. But when the Emerson witness explained his own company's approach to software, it shocked many in the courtroom.

The Emerson witness said he employed software engineers in the Philippines at a salary of $8,000 per year, so the company doesn't have to pay U.S. salary levels. And the company pays $12 per hour to workers in India for software implementation. He positively bubbled with glee in explaining how he had fought unionization and how Emerson did much of its manufacturing off shore, with cheap foreign labor.

The Emerson witness pooh-poohed the role of human resources software in large enterprises. The witness claimed that Emerson did "not consider there to be a core HR product" and that HR is not "mission-critical." He claimed to know relatively little about PeopleSoft. Small wonder Emerson attaches so little significances to HR software - I doubt a non-union worker gets much in the way of human resources benefit if Emerson only pays him $8,000 per year!

There were several other aspects of the Emerson testimony that were noteworthy:
     1. Throughout the case, Oracle has been claiming that PeopleSoft "lobbied" the Justice Department to get the Government to sue to block Oracle's unsolicited tender offer. But now it comes out, in cross-examination, that Emerson gave testimony on Oracle's behalf, both to the Department of Justice and to the EU, because Safra Catz, the co-president of Oracle, called Emerson and asked the company to do so.
     2.   The Emerson witness claimed in court that his company stopped using
          JD Edwards software when that company tried to raise its prices. But it turns out this factor was not even mentioned in the declaration Emerson gave to the DOJ on Oracle's behalf. Emerson had said that Edwards didn't have a sufficient global presence to provide a "global implementation" sufficient for Emerson - precisely the same factor identified by many Government witness as the reason Lawson does not compete effectively across the upmarket.
     3. The Emerson witness admitted on cross that the "return on investment" from its acquisition of modern back office software is very high. This will turn out to be a key factor in the economic testimony.
     4. Most importantly, the Emerson witness explained, in response to questions by the Judge, that the cost of the software license is but a small part of the overall cost of implementation for back office software. I expect this to be a key point in the Government's expert testimony: that post-acquisition, Oracle could raise its licensing fees very high because those licensing fees are but a small part of a customer's overall costs.

The final witness of the day was AMS, presented by the Government through video taped testimony. Keep in mind that last week, following the cross-examination of Rick Bergquist, the Oracle lawyers tried to make a big deal about the fact that Rick had agreed that AMS is a competitor for some government business.

The AMS witness admitted that her company rarely if ever licenses HR software to federal agencies and has no plans to license financial software to commercial enterprises. Most important, the witness said AMS had no new state or local financial software customers over the last year; apparently AMS only sells to its own installed base. Finally, the witness conceded that AMS itself choose SAP and more recently PeopleSoft software to run its back office, rather than rely on its own products.

The day ended with the Judge hearing arguments in a session closed to the public about the confidentiality of Microsoft documents.

Important Additional Information
PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments or supplements) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.